Exhibit 1.3

Dear Shareholders,

2014 was another strong year for ChipMOS, as we outgrew the broader semiconductor industry, achieved impressive growth in profitability and free cash flow, and executed the long-term initiatives designed to ensure the Company’s continued success. Our core strategy of focusing on higher margin segments and serving customers we can support and grow with continues to pay off for the Company, while also building value for shareholders.

In terms of specific results, our net revenue for the full year 2014 was US$696.4 million, with a gross margin of 23.7%, and net income of US$52.6 million or US$1.74 per diluted share. This compares full year 2013 revenue of US$612.7 million, gross margin of 17.8%, and net income of US$42.2 million or US$1.40 per diluted share.

From a structural standpoint, we achieved several major milestones in 2014, including the listing of our subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), on the Taiwan Stock Exchange on April 11, 2014. Subsequently, we announced on November 12, 2014 a proposed agreement to merge our two subsidiaries, ChipMOS Taiwan and ThaiLin Semiconductor Corp. (“ThaiLin”) (the “Merger”). The required greater than 50% of shareholders of both ChipMOS Taiwan and ThaiLin voted in person or by proxy to approve the proposed Merger of the two ChipMOS’ subsidiaries on December 30, 2014. All the necessary regulatory approvals were rendered on April 22, 2015 and the Merger was completed on June 17, 2015, making it a 58% owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD. The Merger of these two subsidiaries is the latest achievement in our Company’s efforts to streamline its corporate and financial structure in order to better maximize potential efficiencies and to further build shareholder value.

Importantly, we further strengthened our balance sheet as one of corporate financial policies. We ended 2014 with a cash and cash equivalents balance of US$483.1 million, having generated over US$177.2 million in cash from operations during 2014 and having ended the year with a positive net cash balance of US$235.2 million. This impressive balance of US$483.1 million was achieved after we reduced our net debt by another US$51.0 million during 2014, after we paid a dividend of US$0.14 per share, after CapEx of US$112.9 million, and after we repurchased a total of 1.1 million shares in 2014, at a cost of US$24.1 million, with 1.0 million shares repurchased under an agreement from Siliconware Precision Industries Co., Ltd. and 73.0 thousand shares bought under our repurchase program. We completed the authorization under our share repurchase program in January 2105 when we repurchased an additional 564.8 thousand shares on the open market at a cost of US$15.0 million. Our continuing financial strength gives us a major advantage as we pursue growth opportunities and work to support existing customer capacity needs and roadmaps.

We remain focused and are executing on higher margin opportunities, including our leading position in the LCD driver assembly and test market. In 2014, revenue from our LCD drivers business was up 8.2% and revenue from our bumping segment was up 9.0%, as compared to 2013. The fundamentals of the memory and LCD driver market remain strong with appropriate capacity, stable pricing, healthy unit demand and multiple catalysts for growth.

In 2014, we also benefited from the growth in our niche DRAM, which more than offset a slight settling in our flash businesses. Revenue from DRAM assembly and test increased 37.8% in 2014, while revenue from our flash business decreased 3.8%, including mask ROM, as compared to 2013. The movement from PCs into higher growth segments, led by tablets, smartphones and wearable electronics, was a steady demand driver for our services. For ChipMOS, these positive trends reinforce our business strategy and CapEx roadmap. We are positioned to benefit from longer term demand for commodity DRAM, NAND/NOR flash and mobile DRAM at the memory customers we work with. Capacity rationalization across the industry has led to price stabilization and further improved the market’s health.

As a result of higher demand levels in 2014, we increased our CapEx investments, based on customer demand levels and in order to put the appropriate resources in place needed. We invested a majority of our CapEx in our LCD driver business. This directly reflects our confidence in our business and in our customers, which led to an 89% utilization level in the LCD segment in the fourth quarter, even after we added on the additional capacity. We are well positioned to take advantage of further growth, and expect to also benefit from a stable pricing market environment and further industry capacity rationalization. Based on our current operating budget, we expect CapEx to be less than US$125 million for the full year 2015 compared to US$112.9 million for the full year 2014.

Overall, we accomplished a great amount in 2014, while at the same time working to ensure the Company’s longer-term success. We fully expect to build on our business momentum as we leverage the Company’s excellent financial position to capture new business opportunities with customers and strategic partners worldwide, while remaining committed to carefully managing our balance sheet moving forward. We also plan to evaluate and pursue potential additional opportunities, where they may exist, to further streamline our corporate structure to the benefit of our Company and all shareholders. We look forward to continuing to share our progress and success with you as we move through 2015.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support.

Sincerely,

/S/ Shih-Jye Cheng
Shih-Jye Cheng
Chairman and Chief Executive Officer